Mail Stop 4561

October 31, 2007

Edgar Masri
President and Chief Executive Officer
3Com Corporation
350 Campus Drive
Marlborough, Massachusetts 01752-3064

> Re: **3Com Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 23, 2007**
> **File No. 000-12867**

Dear Mr. Masri:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the participation of Huawei Technologies Co. Ltd. in the proposed merger. We also note the recent H3C Technologies Co., Limited joint venture between Huawei and 3Com Corporation. Finally, we note that Huawei participated in discussions with Bain Capital Partners, LLC regarding possible business combinations involving 3Com during the time that the HC3 joint venture was ongoing. Please tell us your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to the proposed merger

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amedment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please address all comments to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (415) 947-2099
           Michael S. Ringler
           Wilson Sonsini Goodrich & Rosati